UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549
SCHEDULE 13D/A
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 2)
Catalyst Health Solutions, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title to Class of Securities)
14888B103
(CUSIP NUMBER)
Karen E. Shaff, Esq.
Principal Financial Group, Inc.
711 High Street
Des Moines, IA  50392
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
April 13, 2011
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d1(f), or 240.13d1(g), check the
following box.				[   ]
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 14888B103

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
Principal Financial Group, Inc.
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
		3,877,540

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
3,877,540
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					3,877,540
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							7.87%
14.  Type of Reporting Person
							CO, HC

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
Principal Financial Services, Inc.
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Iowa
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				3,877,540

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
				3,877,540
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					3,877,540
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							7.87%
14.  Type of Reporting Person
							CO, HC

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
Principal Life Insurance Company
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Iowa
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				3,877,540

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
				3,877,540
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					3,877,540
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							7.87%
14.  Type of Reporting Person
							IC, HC


1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
Principal Holding Company, LLC
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
WC
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Iowa
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				3,402,500

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
				3,402,500
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					3,402,500
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							6.91%
14.  Type of Reporting Person
							HC

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).
Principal Global Investors, LLC
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [   ]
(b)  [   ]
3.  SEC Use Only

4.  Source of Funds
Not applicable
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
2(d) or 2(e)
											[   ]
6.  Citizenship or Place of Organization
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
7.  Sole Voting Power
				0

8.  Shared Voting Power
				475,040

9.  Sole Dispositive Power
				0

10.  Shared Dispositive Power
		475,040
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
					475,040
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
									[   ]
13.  Percent of Class Represented by Amount in Row (11)
							.96%
14.  Type of Reporting Person
							IA

EXPLANATORY NOTE
This Amendment No. 2 to Schedule 13D is being filed jointly by the Reporting Persons (as defined below) to amend the cover page and Items 1 through 7 of the initial statement on Schedule 13D. The initial statement on Schedule 13D was filed with the Securities and Exchange Commission on September 28, 2000,
and Amendment No. 1 was filed on April 15, 2009.
Item 1.  Security and Issuer.
This statement relates to shares of common stock (the Common Stock), par value $.01 per share, of Catalyst Health Solutions, Inc. (the Issuer), whose principal offices are located at 800 King Farm Boulevard, Fourth Floor, Rockville, MD 20850.
Item 2.  Identity and Background.
This statement is being jointly filed by the following persons pursuant to
Rule 13d1(k) promulgated by the Securities and Exchange Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the Exchange
Act): (i) Principal Financial Group, Inc. (PFG), (ii) Principal Holding Company, LLC (PHC), (iii) Principal Financial Services, Inc. (PFS), (iv) Principal Life Insurance Company (PLIC) and (v) and Principal Global
Investors, LLC (PGI).
PFG is a corporation incorporated under the laws of the State of Delaware.
Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.
PFS is a wholly owned subsidiary of PFG, and is a corporation incorporated under the laws of the State of Iowa.  PFS is a holding company.  The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.
PLIC is a wholly owned subsidiary of PFS, and is a corporation incorporated under the laws of the State of Iowa. PLIC is an Iowa stock life insurance company engaged in the business of insurance and retirement services. The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.
PHC is a wholly owned subsidiary of PLIC, and is a limited liability company established under the laws of the State of Iowa. PHC is a holding company mainly for the non life insurance company subsidiaries of its ultimate parent company, PFG. The address of its principal business and principal office is
711 High Street, Des Moines, Iowa  50392.
PGI, LLC, a Delaware limited liability company, is a wholly owned subsidiary of PLIC and is a registered investment adviser. Its principal business and principal office is located at 711 High Street, Des Moines, Iowa 50392.
Each of PFG, PFS, PLIC, PHC and PGI are hereafter referred to individually as a Reporting Person and collectively as Reporting Persons.
Attached as Schedule A hereto and incorporated by reference herein is a list of all Directors and Executive Officers of each Reporting Person.  The
Directors and Executive Officers of the Reporting Persons can be contacted at the principal business address provided above.
To the knowledge of the Reporting Persons, none of the Directors or Executive Officers of the Reporting Persons has had any transactions in shares of the Issuers Common Stock during the past 60 days, and no Director or Executive Officer is a beneficial owner of shares of the Issuers Common Stock.
All of the Directors and Executive Officers of the Reporting Persons are
United States citizens, except James P. McCaughan, an executive officer of
PFG, PFS, PLIC and PHC and a director and executive officer of PGI, who is a citizen of the United Kingdom.
During the last five years, none of the Reporting Persons or, to the knowledge of such persons, the Directors or Executive Officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons nor, to the knowledge of such persons, the Directors or Executive Officers of the
Reporting Persons, has been a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.
The Reporting Persons may be deemed to constitute a group for purposes of
Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
Item 3.  Source and Amount of Funds or Other Consideration.
The shares were paid for by using working capital of PHC and client funds of certain clients of PGI.
Item 4.  Purpose of Transaction.
The Reporting Persons intend to hold the shares for long term investment purposes.
On September 18, 2000, Highland Investments, LLC (a predecessor company to the Issuer), of which PHC was a member and was considered a controlling person, distributed to its members the shares of Common Stock held by it. As a result, PHC received directly 8,840,000 shares of Common Stock.
Since the initial acquisition, 750,000 shares were sold by PHC on November 22, 2004, and 112,500 shares were sold by PHC on November 29, 2004. On June 24, 2005, an exchange of 800,000 shares was made by PHC for ownership in Final Sequel Newco, LLC, a Delaware limited liability company of which PHC is a 50% owner. Additional sales of 1,500,000 shares and 1,250,000 shares were made by PHC on March 24, 2006 and February 1, 2007, respectively.
PGI began acquiring shares of HealthExtras, Inc. on February 1, 2007. HealthExtras, Inc. has since become Catalyst Health Solutions, Inc. These shares were purchased as holdings for client accounts in the ordinary course of business, which PGI has discretion over.  These accounts included proprietary mutual funds, insurance company separate accounts, commingled private funds and outside client accounts, and were purchased without the purpose or effect of changing or influencing control of the issuer or engaging in any arrangement subject to Rule 13d3(b) of the Exchange Act. Additional purchases and sales of Common Stock have occurred since the initial acquisition and may occur in the future.
On April 4, 2011, Catalyst Health Solutions, Inc. announced plans to sell 5,500,000 shares of its common stock, subject to market and other conditions, of which 4,500,000 shares were to be sold by the issuer with 1,000,000 shares to be sold by PHC. This was an underwritten public offering pursuant to an automatic shelf registration statement on Form S3 which was filed with the Securities and Exchange Commission on April 4, 2011. The sale of PHCs
1,000,000 shares occurred on April 7, 2011.
The underwriters were granted a thirty day option to purchase up to an additional 825,000 shares from PHC. The sale of PHCs additional 825,000 shares took place on April 8, 2011.
Other than as described above, none of the Reporting Persons has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.
The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of securities of the Issuer at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.
Item 5.  Interest in Securities of the Issuer.
       (a) and (b)
	The Issuers Prospectus Supplement dated April 4, 2011 states that, after giving effect to the Common Stock offering, the Issuer will have
49,274,660 shares of Common Stock outstanding. The percentage ownership calculations contained herein were derived using this number.
	PHC directly beneficially owns 2,602,500 shares of Common Stock and may be deemed to indirectly beneficially own 800,000 shares of Common Stock through its ownership interest in Final Sequel Newco, LLC (as discussed above).  PGI, in its capacity as an investment adviser, beneficially owned 475,040 shares of Common Stock on behalf of its clients as of
April 13, 2011.  Because PFG is the ultimate parent company of PFS,
PLIC, PHC and PGI, PFG may be deemed to be the indirect beneficial owner of 3,877,540 shares of Common Stock.  By reason of the purchases of
Common Stock made on behalf of PGIs clients, PGI and its parent entities may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of 475,040 shares of Common
Stock, or .96% of the total outstanding shares of Common Stock.
	By reason of the ownership of Common Stock by PHC, PFG, PFS and PLIC may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of 3,402,500 shares of Common Stock as of the date hereof, or 6.91% of the total outstanding shares of Common
Stock.
	Thus, PFG may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of a total of
3,877,540 shares of Common Stock as of the date hereof, or 7.87% of the total outstanding shares of Common Stock. Pursuant to Rule 13d?4 of the Exchange Act, PFG expressly declares that the filing of this statement shall not be construed as an admission that PFG is, for the purposes of
Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other Reporting Person.
(c)	Transactions in Securities of the Company During the Past Sixty
Days.

Name of
Entity
Date
Nature of
Transaction
Number of
Shares
Price per
Share
PHC
4/13/2011
Sale
1,000,000
$50.62
PHC
4/13/2011
Sale
825,000
$50.62
	Over the last 60 days, additional purchases of shares of the Issuer have been made by PGI as holdings in client accounts in the ordinary course of business (such purchases were made without the purpose or effect of changing or influencing control of the issuer or engaging in any arrangement subject to Rule 13d3(b) of the Exchange Act). The shares purchased over the last 60 days are a small percentage of PGIs entire share holdings. The following transactions with respect to the Common Stock have been effected by PGI during the last 60 days:

Name of
Entity
Date
Nature of
Transaction
Number of
Shares
Average Price
per Share
PGI
3/7/2011
Buy
944
$43.93
PGI
3/9/2011
Buy
397
$52.82
PGI
3/10/2011
Buy
5,420
$54.40
PGI
3/15/2011
Buy
3,318
$53.52
PGI
3/18/2011
Buy
2
$53.71
PGI
3/23/2011
Sell
2,400
$53.56
PGI
3/31/2011
Buy
2,648
$55.94
PGI
4/1/2011
Buy
1,112
$56.80
PGI
4/4/2011
Buy
5,279
$56.16
PGI
4/6/2011
Sell
2,000
$54.47
PGI
4/8/2011
Buy
41,539
$55.92
PGI
4/11/2011
Buy
570
$56.12
(d)	Dividends and Proceeds
	Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of the
dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
(e)	Date Reporting Person Ceased to be Beneficial Owner of More than
5% of the Companys Stock.
	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
	      PHC and Thomas L. Blair are the sole members of Final Sequel Newco, LLC, a Delaware limited liability company. PHC and Mr. Blair each contributed Common Stock of the Issuer in exchange to their interest in Final Sequel Newco, LLC. Pursuant to Final Sequel Newco,
LLCs operating agreement, the Common Stock of the Issuer may not be disposed of without the prior written consent of the member contributing such shares. In addition, the members retain their right to vote the shares they contributed to Final Sequel Newco, LLC.

Item 7.  Material to be Filed as Exhibits.
	Exhibit 1 Joint Filing Agreement, dated April, 2011, among each of the Reporting Persons



Signatures
After reasonable inquiry and to the best of the Reporting Persons knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
April , 2011
PRINCIPAL FINANCIAL GROUP, INC.
By:  ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April , 2011
PRINCIPAL FINANCIAL SERVICES, INC.
By:  ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April , 2011
PRINCIPAL LIFE INSURANCE COMPANY
By: ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April , 2011
PRINCIPAL HOLDING COMPANY, LLC
By:  ___________________________________
       Joyce N. Hoffman
      Senior Vice President & Corporate Secretary
April , 2011
PRINCIPAL GLOBAL INVESTORS, LLC
By:  ____________________________________
       Joyce N. Hoffman
      Senior Vice President &  Secretary



EXHIBIT 1
JOINT FILING AGREEMENT
	In accordance with Rule 13d1(k) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13D pertaining to certain securities of
Catalyst Health Solutions, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.
Dated:	April , 2011
						PRINCIPAL FINANCIAL GROUP, INC.

						By:	___________________________________
							Joyce N. Hoffman
							Senior Vice President & Corporate
Secretary

						PRINCIPAL FINANCIAL SERVICES, INC.

						By:	___________________________________
							Joyce N. Hoffman
							Senior Vice President & Corporate
Secretary

						PRINCIPAL LIFE INSURANCE COMPANY

						By:	___________________________________
							Joyce N. Hoffman
							Senior Vice President & Corporate
Secretary

PRINCIPAL HOLDING COMPANY, LLC

						By:	___________________________________
							Joyce N. Hoffman
							Senior Vice President & Corporate
Secretary

PRINCIPAL GLOBAL INVESTORS, LLC

						By:	___________________________________
							Joyce N. Hoffman
							Senior Vice President &  Secretary


SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS
       Principal Financial Group, Inc.
	Directors	Principal Occupation
		Larry D. Zimpleman		Chairman, President and CEO,
Principal Financial Group, Inc.
       Michael T. Dan			Chairman, President and CEO, The
Brinks Company
		C. Daniel Gellatt, Jr.		President, NMT Corporation
		Elizabeth E. Tallett			Principal, Hunter Partners,
LLC
		Betsy J. Bernard			Retired
		Jocelyn Carter Miller		President, TechEd Ventures
		Gary E. Costley			Managing Director, C&G Capital
Management, LLC
		Sandra L. Helton			Retired
		Dennis H. Ferro			Retired
		Richard L. Keyser			Chairman of the Board, W.W.
Grainger, Inc.
		Arjun K. Mathrani			Finance and Banking Professor at New
York Universitys Stern School of Business,
St. Johns University and Cambridge
Universitys Judge Business School
	Executive Officers	Principal Occupation
Larry D. Zimpleman		Chairman, President and Chief
Executive Officer
              Daniel J. Houston	President Retirement, Insurance and
Financial Services
              James P. McCaughan	President Global Asset Management
              Karen E. Shaff	Executive Vice President and General
Counsel
              Norman R. Sorensen	Executive Vice President International
Asset Accumulation
              Julia M. Lawler	Senior Vice President and Chief Investment
Officer
              Terrance J. Lillis	Senior Vice President and Chief Financial
Officer
              Mary A. OKeefe	Senior Vice President and Chief Marketing
Officer
              Gary P. Scholten	Senior Vice President and Chief
Information Officer
	Principal Financial Services, Inc.
	Directors		Principal Occupation
		Larry D. Zimpleman		Chairman, President and CEO,
Principal Financial Group, Inc
       Michael T. Dan			Chairman, President and CEO, The
Brinks Company
		C. Daniel Gellatt, Jr.		President, NMT Corporation
		Elizabeth E. Tallett			Principal, Hunter Partners,
LLC
		Betsy J. Bernard			Retired
		Jocelyn Carter Miller		President, TechEd Ventures
		Gary E. Costley			Managing Director, C&G Capital
Management, LLC
		Sandra L. Helton			Retired
		Dennis H. Ferro			Retired
		Richard L. Keyser			Chairman of the Board, W.W.
Grainger, Inc.
		Arjun K. Mathrani			Finance and Banking Professor at New
York Universitys Stern School of Business,
St. Johns University and Cambridge
Universitys Judge Business School
Executive Officers	Principal Occupation
		Larry D. Zimpleman 		Chairman, President and Chief
Executive Officer
       Theresa A. Button 			Vice President and Treasurer
       James P. McCaughan		President Global Asset Management
	Joyce N. Hoffman 			Senior Vice President and Corporate
Secretary
       Principal Life Insurance Company
	Directors	Principal Occupation
       Larry D. Zimpleman		Chairman, President and CEO,
Principal Financial Group, Inc.
		Michael T. Dan			Chairman, President and CEO, The
Brinks Company
		C. Daniel Gellatt, Jr.		President, NMT Corporation
		Elizabeth E. Tallett			Principal, Hunter Partners,
LLC
		Betsy J. Bernard			Retired
		Jocelyn Carter Miller		President, TechEd Ventures
		Gary E. Costley			Managing Director, C&G Capital
Management, LLC
		Sandra L. Helton			Retired
		Dennis H. Ferro			Retired
		Richard L. Keyser			Chairman of the Board, W.W.
Grainger, Inc.
		Arjun K. Mathrani			Finance and Banking Professor at New
York Universitys Stern School of Business,
St. Johns University and Cambridge
Universitys Judge Business School
	Executive Officers	Principal Occupation
		Larry D. Zimpleman 		President and Chief Executive
Officer
       Theresa A. Button 			Vice President and Treasurer
       James P. McCaughan		President Global Asset Management
       Joyce N. Hoffman 			Senior Vice President and Corporate
Secretary
Principal Holding Company, LLC
	Directors	Principal Occupation
              Terrance J. Lillis	Senior Vice President and Chief Financial
Officer of PFG
		Daniel J. Houston			President Retirement, Insurance and
Financial Services of PFG
		Julia M. Lawler			Senior Vice President and Chief
Investment Officer of PFG
		James P. McCaughan		President Global Asset Management of
PFG
		Karen E. Shaff			Executive Vice President and General
Counsel of PFG
		Larry D. Zimpleman		Chairman, President and CEO of PFG
	Executive Officers	Principal Occupation
		Larry D. Zimpleman 		President and Chief Executive
Officer
       James P. McCaughan		President Global Asset Management
       Theresa A. Button 			Vice President and Treasurer
       Joyce N. Hoffman			Senior Vice President and Corporate
Secretary
Principal Global Investors, LLC
	Directors	Principal Occupation
       	David M. Blake			Executive Director
       	Patrick G. Halter			Executive Director
       	Jill M. Hittner			Chief Financial Officer
       	James P. McCaughan		Chief Executive Officer
       	Barbara A. McKenzie		Chief Operations Officer
       	Randall C. Mundt			Executive Director
       	Karen E. Shaff			Executive Vice President and General
Counsel
	Larry D. Zimpleman	Chairman, President and Chief Executive
Officer of PFG
	Executive Officers  	Principal Occupation
		James P. McCaughan 		Chief Executive Officer
       Theresa A. Button			Vice President and Treasurer
Joyce N. Hoffman			Senior Vice President and Secretary
Barbara A. McKenzie		Chief Operations Officer

-1-